SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Semitool, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816909105

(CUSIP Number)

Joseph J. Sweeney

Senior Vice President, General Counsel and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue, Santa Clara, CA 95054

Tel: (408) 725-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816909105
1)	Names of Reporting Person Applied Materials, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 10,393,693(1)
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 10,393,693(1)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,393,693(1)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13)	Percent of Class Represented By Amount In Row (11) 31.7%
14)	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock with no par value of Semitool, Inc., a Montana corporation (“Semitool”). The principal executive offices of Semitool are located at 655 West Reserve Drive, Kalispell, MT 59901.

Item 2.	Identity and Background

(a) The name of the person filing this statement is Applied Materials, Inc., a Delaware corporation (“Applied Materials”).

(b) The business address of Applied Materials is 3050 Bowers Avenue, Santa Clara, California 95054.

(c) Applied Materials provides Nanomanufacturing TechnologyTM solutions for the global semiconductor, flat panel display, solar and related industries, with a broad portfolio of innovative equipment, service and software products.

(d) Neither Applied Materials nor, to the knowledge of Applied Materials, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Applied Materials nor, to the knowledge of Applied Materials, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) All of the directors and executive officers of Applied Materials named in Schedule A attached hereto are citizens of the United States, except for the following: Franz Janker and Manfred S. Kerschbaum are citizens of Germany; Chris Bowers is a citizen of the United Kingdom; and Aart J. de Geus is a citizen of the Netherlands.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Applied Materials as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

The Tender and Support Agreements (as defined in Item 4 below) were entered into among Applied Materials, Jupiter Acquisition Sub, Inc., a wholly-owned subsidiary of Applied Materials (“Acquisition Sub”) and the following directors, executive officers and shareholders of Semitool: Raymon F. Thompson, Chairman of the Board and Chief Executive Officer (and/or related trusts); Ladiene A. Thompson; Howard A. Bateman, Director; Donald P. Bauman, Director; Timothy C. Dodkin, Director and Executive Vice President; Daniel J. Eigeman, Director; Charles P. Grenier, Director; Steven C. Stahlberg, Director; Steven R. Thompson, Director; Larry E. Murphy, President and Chief Operating Officer; Larry A. Viano, Vice President and Chief Financial Officer; James L. Right, Vice President, Manufacturing; Paul M. Siblerud, Vice President, Advanced Packaging; Klaus Pfeifer, Vice President, Copper Interconnect Packaging and Beol; and Richard C. Hegger, General Counsel and Secretary (collectively, the “Shareholders”). The Shareholders entered into the Tender and Support Agreements as an inducement to Applied Materials and Acquisition Sub to enter into the Merger Agreement (as defined in Item 4 below). Neither Applied Materials nor Acquisition Sub paid additional consideration to the Shareholders in connection with the execution and delivery of the Tender and Support Agreements and thus no funds were used for such purpose.

In connection with the Offer (as defined in Item 4 below), Acquisition Sub estimates that it will need approximately $364,000,000 to purchase all of the shares of common stock of Semitool pursuant to the Offer (assuming that all such shares of common stock are validly tendered and not withdrawn). Acquisition Sub will have sufficient cash on hand at the expiration of the Offer to pay for all shares of common stock that are validly tendered and accepted for payment in the Offer because Applied Materials or an affiliate of Applied Materials will contribute or otherwise advance funds to enable Acquisition Sub to pay for the shares of common stock that are tendered and accepted for payment in the Offer.

Item 4.	Purpose of Transaction

(a) - (b) On November 16, 2009, Applied Materials, Acquisition Sub and Semitool entered into an Agreement and Plan of Merger (the “Merger Agreement”), that contemplates the acquisition of all outstanding shares of common stock of Semitool. The Merger Agreement provides that Acquisition Sub will commence a cash tender offer (the “Offer”) to purchase all outstanding shares of common stock at a price of $11.00 per share (such price, or any other price per share that is paid in the Offer, referred to as the “Offer Price”), without interest thereon and subject to any required withholding taxes.

Pursuant to the Merger Agreement, Acquisition Sub will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement. The obligation of Applied Materials to cause Acquisition Sub to accept for payment any shares of common stock in the Offer is subject to customary closing conditions set forth in the Merger Agreement, including that: (i) more than 66.67% of the shares of common stock outstanding (determined on a fully-diluted basis using a formula set forth in the Merger Agreement) shall have been validly tendered (and not withdrawn); and (ii) other conditions set forth in the Merger Agreement have been satisfied, including that the waiting periods under applicable antitrust laws, including in the U.S. and Germany, have expired.

The Merger Agreement also provides that after completion of the Offer, Acquisition Sub will be merged with Semitool and the surviving corporation will be a wholly-owned subsidiary of Applied Materials (the “Merger”). Upon completion of the Merger, all remaining outstanding shares of common stock not tendered in the Offer (other than shares that are: (i) held by Applied Materials, Acquisition Sub or any wholly-owned subsidiary of Applied Materials or Acquisition Sub; (ii) held by Semitool or any of its subsidiaries; or (iii) held by shareholders of Semitool, if any, who properly exercise their dissenters’ rights under Montana law) will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.

As an inducement to Applied Materials and Acquisition Sub to enter into the Merger Agreement, the Shareholders have each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) pursuant to which such Shareholders have agreed to tender in the Offer all issued and outstanding shares of common stock of Semitool now owned or hereafter acquired by them and, if necessary, to vote any such shares of common stock in favor of the transactions contemplated by the Merger Agreement. As of November 16, 2009, the Shareholders beneficially owned an aggregate of 10,393,693 shares of common stock (which number includes the options to purchase an aggregate of 551,175 shares of common stock which are exercisable within 60 days after November 16, 2009, leaving an aggregate of 9,842,518 shares that are actually issued and outstanding as of November 16, 2009 and subject to the Tender and Support Agreements).

As an inducement to Applied Materials to enter into the Merger Agreement, Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool, and Larry E. Murphy, President and Chief Operating Officer of Semitool, have each entered into a Noncompetition Agreement for the benefit of Applied Materials (collectively, the “Noncompetition Agreements”), which will become effective upon Acquisition Sub accepting any shares of common stock for payment pursuant to the Offer. The Noncompetition Agreements provide that for a period of two years from the time they become effective, each such person will not (and will not permit any of his affiliates to) anywhere in the world, directly or indirectly: (i) engage in: (A) business relating to the design, development, manufacture, marketing, sale or distribution of tools, systems, equipment, products or technology used in connection with any of the following: front end of line or back end of line cleaning, stripping, surface preparation or etching; depositing copper or other interconnect material; semiconductor packaging (including back side metallization and TSV); wet solar processing; LED and battery fabrication; and plating of magnetic materials; or (B) any other business or activity engaged in by Semitool or any of its subsidiaries during the one-year period prior to the effective time of such agreement (together, with clause (A) (the “Business”)) and (ii) be or become, among other things, an officer, director, stockholder, owner, affiliate, partner, employee, agent, or consultant of, or otherwise become associated with, any person that engages in any aspect of the Business.

Applied Materials entered into a Consulting Agreement with Raymon F. Thompson (the “Consulting Agreement”), which will become effective upon the consummation of the transactions contemplated by the Merger Agreement and will have a term of two years. Pursuant to the Consulting Agreement, Mr. Thompson has been engaged as an independent consultant of Applied Materials to provide services to Applied Materials and its subsidiaries as are reasonably requested from him by Applied Materials, including, but not limited to, transitioning ownership of Semitool, advising on product and technology strategy and roadmap, and retaining and expanding Applied Materials’ and its subsidiaries’ customer base. Under the terms of the Consulting Agreement, Applied Materials will pay Mr. Thompson an aggregate consideration of $1,000,000.

Applied Materials also entered into an offer letter with Larry Murphy (the “Murphy Offer Letter”), which will become effective upon the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the Murphy Offer Letter, Mr. Murphy will receive an annual base salary of $350,000 and will be eligible to participate in the Applied Incentive Plan and will receive a sign-on bonus of $75,000 after 30 days of employment with Applied Materials. If Mr. Murphy remains an Applied Materials employee in good standing through the second anniversary of the closing of the Merger (or if he is sooner terminated without cause), he will be eligible to receive a retention bonus equal to $1,025,000. Mr. Murphy will be recommended for a grant of 35,000 restricted stock units, which will be subject to the terms and conditions of Applied Materials’ Employee Stock Incentive Plan and applicable agreement(s) relating thereto. Upon Applied Materials becoming Mr. Murphy’s employer at the effective time of the Merger, the Murphy Offer Letter will replace and supersede any understanding or agreement between Mr. Murphy and Applied Materials and between Mr. Murphy and Semitool, including Mr. Murphy’s Change in Control Severance Agreement with Semitool dated August 10, 2009 with regard to severance or compensation matters.

In connection with the Merger, Applied Materials intends to enter into offer letters with Semitool’s remaining Section 16 officers (Messrs. Timothy C. Dodkin, Larry A. Viano, Richard P. Schuster, Paul E. Siblerud, James Wright, Herbert Oetzlinger, Richard C. Hegger and Klaus Pfeifer (collectively, the “Officers”)), with such offer letters to become effective upon the closing of the Merger.

The foregoing descriptions of the Merger Agreement, the Tender and Support Agreements, the Noncompetition Agreements, the Consulting Agreement and the Murphy Offer Letter in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements included as Exhibits 7.1 through 7.6 which are incorporated by reference herein.

(c) Not applicable.

(d) The Merger Agreement requires that the board of directors of Semitool unanimously vote to: (i) approve and adopt the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) recommend that the shareholders of Semitool accept the Offer and tender their shares of common stock in the Offer; (iii) to the extent necessary, adopt a resolution causing Semitool not to be subject to any "fair price," "moratorium," "business combination," or similar restriction set forth in any state takeover law; and (iv) direct that the approval of the Merger Agreement be submitted to the shareholders of Semitool if required to consummate the Merger.

If Acquisition Sub accepts shares of common stock for payment pursuant to the Offer, under the Merger Agreement Applied Materials will become entitled to designate at least a majority of the members of Semitool’s board of directors. However, Semitool is required to use commercially reasonable efforts to ensure that, at all times prior to the effective time of the Merger, at least two of the members of its board of directors are individuals who were directors of Semitool on the date of the Merger Agreement. Semitool must take all actions necessary to cause Applied Materials’ designees to be elected or appointed to its board of directors in such number as is proportionate to Applied Materials’ share ownership, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the board of directors. Applied Materials will obtain control over the management of Semitool shortly thereafter. After the election or appointment of the directors designated by Applied Materials to Semitool’s board of directors and prior to the completion of the Merger, under the terms of the Merger Agreement, the approval of a majority of the continuing directors who were directors of Semitool on the date of the Merger Agreement will be required in order to: (i) amend or waive any term or condition of the Merger Agreement, the Merger or Semitool’s articles of incorporation or bylaws; (ii) terminate the Merger Agreement on behalf of Semitool; or (iii) extend the time for performance of any of the obligations or other acts of Applied Materials, or waive or assert any of Semitool’s rights under the Merger Agreement.

(e) Under the terms of the Merger Agreement, Semitool may not: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; or (ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any shares of capital stock or other security; (B) any option, call, warrant or right to acquire any shares of capital stock or other security; or (C) any instrument convertible into or exchangeable for any shares of capital stock or other security, in each case except under limited circumstances as set forth in the Merger Agreement.

(f) If the transactions contemplated by the Merger Agreement are consummated, the surviving corporation in the Merger will become a wholly-owned subsidiary of Applied Materials.

(g) The Merger Agreement contains provisions that limit the ability of Semitool and specified representatives of Semitool to engage in a transaction that would entail a change of control of Semitool (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h) Pursuant to the Merger Agreement, Semitool will apply for delisting of its common stock from The Nasdaq Stock Market promptly after the consummation of the Merger.

(i) Upon consummation of the transactions contemplated by the Merger Agreement, the common stock of Semitool may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, Applied Materials currently has no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D (although Applied Materials reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) - (b) As described in Item 4 (a) – (b) of this Schedule 13D, as a result of the Tender and Support Agreements, Applied Materials shares the power to vote or to direct the vote of the securities subject to the Tender and Support Agreements with respect to certain matters as set forth in such Tender and Support Agreements. In addition, as a result of the Tender and Support Agreements, Applied Materials shares the power to dispose or to direct the disposition with respect to the securities subject to the Tender and Support Agreements. As of November 16, 2009, the number of issued and outstanding shares of common stock of Semitool subject to the Tender and Support Agreements represented in the aggregate approximately 31.7% of the issued and outstanding shares of common stock of Semitool (based on the total number of shares of common stock issued and outstanding as represented by Semitool in the Merger Agreement). The reporting person, however, hereby disclaims beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no shares of common stock are beneficially owned by Applied Materials or, to the knowledge of Applied Materials, any person listed on Schedule A to this Schedule 13D. The description contained in this Item 5 of the transactions contemplated by the Tender and Support Agreements is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is included with this Schedule 13D as Exhibit 7.2 and is incorporated herein by reference.

Schedule B to this Schedule 13D sets forth, to the knowledge of Applied Materials, the following information for those natural persons with whom Applied Materials shares the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Support Agreements: the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons. To the knowledge of Applied Materials, all of such natural persons listed on Schedule B to this Schedule 13D are citizens of the United States. Schedule B to this Schedule 13D also sets forth, to the knowledge of Applied Materials, the following information for those entities with whom Applied Materials shares the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Support Agreements: the name, state or other place of organization, principal business and business address, of such entities.

Applied Materials has no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Applied Materials has no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Applied Materials nor, to the knowledge of Applied Materials, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of common stock of Semitool during the past 60 days, except as disclosed herein.

(d) To the knowledge of Applied Materials, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Tender and Support Agreements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 and Item 5 above, Applied Materials is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Semitool, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

7.1	Agreement and Plan of Merger, dated November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc., and Semitool, Inc.*

7.2	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.*

7.3	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.*

7.4	Noncompetition Agreement, dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.*

7.5	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.*

7.6	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.*

*	Incorporated by reference to the Schedule TO filed by Applied Materials, Inc. and Jupiter Acquisition Sub, Inc. with the Securities and Exchange Commission on November 19, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2009

APPLIED MATERIALS, INC.

By:	/S/ JOSEPH J. SWEENEY
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF APPLIED MATERIALS

Executive Officers of Applied Materials

Name	Position
Michael R. Splinter	President, Chief Executive Officer and Chairman of the Board of Directors
Franz Janker	Executive Vice President, Corporate Account Management
George S. Davis	Senior Vice President, Chief Financial Officer
Manfred S. Kerschbaum	Senior Vice President, Chief of Staff
Mark R. Pinto	Senior Vice President, Chief Technology Officer, General Manager Energy and Environmental Solutions and Display
Joseph J. Sweeney	Senior Vice President, General Counsel and Corporate Secretary
Randhir Thakur	Senior Vice President, General Manager Silicon Systems
Chris Bowers	Group Vice President, General Manager Corporate Services
Ron Kifer	Group Vice President, Chief Information Officer
Mary Humiston	Corporate Vice President, Global Human Resources
Charlie Pappis	Corporate Vice President, General Manager Applied Global Services
Yvonne Weatherford	Corporate Vice President, Corporate Controller

All individuals named in the table above are employed by Applied Materials Inc. The address of Applied Materials’ principal executive offices is 3050 Bowers Avenue, Santa Clara, CA 95054.

Directors of Applied Materials

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Michael R. Splinter	President, Chief Executive Officer and Chairman of the Board of Directors of Applied Materials, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Aart J. de Geus	Chief Executive Officer and Chairman of the Board of Directors of Synopsys, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Stephen R. Forrest	Vice President for Research, University of Michigan	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Philip V. Gerdine	Executive Director (Overseas Acquisitions), Siemens AG (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Thomas J. Iannotti	Senior Vice President and Managing Director, Technology Solutions Group, Americas, Hewlett-Packard Company	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Alexander A. Karsner	Former Assistant Secretary for Energy Efficiency and Renewable Energy, U.S. Department of Energy (DOE)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Gerhard H. Parker	Executive Vice President, New Business Group, Intel Corporation (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Dennis D. Powell	Executive Vice President, Chief Financial Officer, Cisco Systems, Inc. (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Willem P. Roelandts	Chairman of the Board of Directors, President and Chief Executive Officer, Xilinx, Inc. (retired)	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

James E. Rogers	Chairman of the Board of Directors, President and Chief Executive Officer, Duke Energy Corporation	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

Robert H. Swan	Senior Vice President, Finance and Chief Financial Officer, eBay, Inc.	c/o Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, CA 95054

SCHEDULE B

NATURAL PERSONS WITH WHOM APPLIED MATERIALS SHARES VOTING AND DISPOSITIVE

POWER

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Raymon F. Thompson	Chairman of the Board and Chief Executive Officer, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Ladiene E. Thompson	Shareholder	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Howard E. Bateman	Director, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Donald P. Baumann	Semiconductor Industry Consultant, Director, Semitool, Inc..	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Timothy C. Dodkin	Director and Executive Vice President, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Daniel J. Eigeman	Director, Semitool, Inc	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Charles P. Grenier	Director, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Steven C. Stahlberg	Director, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Steven R. Thompson	Director, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Larry E. Murphy	President, Chief Operating Officer, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Larry A. Viano	Vice President, Chief Financial Officer, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

James L. Wright	Vice President, Manufacturing, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Richard C. Hegger	General Counsel, Secretary, Semitool, Inc.	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Paul M. Siblerud	Vice President, Advanced Packaging	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

Klaus Pfeifer	Vice President, Copper Interconnect Packaging and Beol	c/o Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901

ENTITIES WITH WHOM APPLIED MATERIALS SHARES VOTING AND DISPOSITIVE POWER

Name and Principal Business	State or Other Place of Organization	Principal Business Address
Semitool, Inc.	Montana	Semitool, Inc. 655 West Reserve Drive Kalispell, MT 59901